





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Keiser Analytics LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1139 Fulton Street - Suite 512
(No. and Street)

New York	NY	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberley Neely, FINOP 978-270-5055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus CPA
(Name – *if individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Richard G Keiser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keiser Analytics LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

no exceptions

Signature

President

Title

Notary Public

JULIANA C. MARQUES
Notary Public, State of New York
No. 01MA6338149
Qualified in New York County
Commission Expires March 7, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEISER ANALYTICS, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2017

Contents

MICHAEL T. REMUS
Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Member
Keiser Analytics, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Keiser Analytics, LLC as of December 31, 2017, and the related statements of operations, changes in member capital and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Keiser Analytics, LLC as of December 31, 2017 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Keiser Analytics, LLC's management. My responsibility is to express an opinion on Keiser Analytics, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Keiser Analytics, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of Keiser Analytics, LLC's financial statements.

The supplemental information is the responsibility of Keiser Analytics, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Keiser Analytics, LLC's auditor since 2017.

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 10, 2018

KEISER ANALYTICS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Assets

Cash	$	11,986
Prepaid expense		3,984
Total assets	**$**	**15,970**

Liabilities and Member Capital

Liabilities

Accounts and accrued expenses payable	$	231
Total liabilities		**231**

Member capital

Member capital		15,739
Total member capital		**15,739**
Total liabilities and member capital	**$**	**15,970**

See accompanying notes.

.

KEISER ANALYTICS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2017

Revenue		
Data revenue	$	10,000
Total revenue		**10,000**
Expenses		
Occupancy		15,310
Professional fees		14,600
Technology and communication		6,979
Travel and meals		2,078
Regulatory fees		1,997
Insurance		425
General and administrative		495
Dues and Subscriptions		200
Total expenses		**42,084**
Net Loss	**$**	**(32,084)**

See accompanying notes.

KEISER ANALYTICS, LLC
STATEMENT OF CHANGES IN MEMBER CAPITAL
FOR THE YEAR ENDED
DECEMBER 31, 2017

Member capital, beginning	$	21,035
Capital contributions		26,788
Net Loss		(32,084)
Member capital, December 31, 2017	**$**	**15,739**

See accompanying notes.

KEISER ANALYTICS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2017

Cash flows from operating activities		
Net Loss	$	(32,084)
Adjustments to reconcile net (loss) to net cash used in operating activities:		
Changes in operating assets and liabilities		
Decrease in accounts receivable		10,000
Increase in prepaid expenses		(270)
Decrease in accounts payable and accrued expenses		(317)
Increase in security deposit		(121)
Net cash used in operating activities		**(22,792)**
Cash flows from financing activities		
Member contributions		26,788
Net cash provided by financing activities		**26,788**
Increase in cash		**3,996**
Cash, beginning of period		7,990
Cash, end of year	**$**	**11,986**

Supplementary disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	-
Interest expense		-

See accompanying notes.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Keiser Analytics, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Keiser Analytics, LLC ('the Company') is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company was formed in April 2005 in the State of New York.

Description of Business

The Company, located in New York, NY is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(i), which provides "All customers transactions are cleared through another broker-dealer on a fully disclosed basis."

Recently Issued Accounting Pronouncements

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

New Accounting Standards Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)," which provides new guidance on revenue recognition effective for the periods beginning after December 15, 2018. Management does not expect the new standard to have a significant impact to its financial position, results of operations and related disclosures.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet, the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Basis of Accounting

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three month or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates marked value.

Basis of Presentation

The Company's financial statements are prepared in accordance accounting principles generally accepted in the United States.

Revenue Recognition

The Company typically enters into contracts with the clients calling for periodic retainer fees to be paid during the term of the arrangement. In some circumstances a success fee is to be paid out once the consulting agreement (the 'transaction') is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes retainer fee in the period earned, with separate revenue recognition once each transaction is finalized. There are currently no contracts in progress at December 31, 2017.

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note Fair Value"

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Income Taxes

The Company is treated as a sole proprietorship (disregarded entity) for federal income tax purposes Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the member and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2017. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2013.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2017.

Fair Value

Cash, receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 10, 2018, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital of $5,000. At December 31, 2017, the Company had net capital of $11,755 and $6,755 of excess net capital. At December 31, 2017, the Company's aggregate indebtedness to net capital ratio was 0.02 to 1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(i).

NOTE D – ACCOUNTS PAYABLE

The amount, $231., is owed to one creditor for services rendered.

NOTE E – OPERATING LEASE

On January 15, 2016, the Company leased its corporate office facility under an operating lease agreement which expired on March 31, 2017. On January 12, 2017, the Company extended the lease of one year, which will expire on March 31, 2018. Under the terms of the lease, the Company has the option to cancel the lease provided a minimum of two months written notice is given to the landlord.

Rent Expense for the year ended December 31, 2017 was $15,310.

NOTE F - COMMITMENTS AND CONTINGENCIES

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2017 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note E above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2017 or during the year then ended.

NOTE G – RELATED PARTY TRANSACTIONS

The Company's principal member provided services and received no compensation during the year ended December 31, 2017.

NOTE H - ANTI-MONEY LAUNDERING POLICIES AND PROCEDURES

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2017 the Company had implemented such policies and procedures.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2017

KEISER ANALYTICS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

Net capital

Total equity capital	$	15,739
Liabilities subordinated to claims of general creditors allowable in computation of net capital		
Non-allowable assets		3,984

Net capital before haircuts and undue concentration on securities positions		**11,755**
Haircuts and undue concentration on securities positions		--
	$	**11,755**

Aggregate indebtedness

Items included in the statement of financial condition:		
Accrued expenses and other liabilities	$	231
	$	**231**

Ratio: aggregate indebtedness to net capital		.02 to 1

Computation of basis net capital requirement

Minimum net capital required	$	5,000

Excess net capital at 100%	$	6,755

Reconciliation of December 31, 2017 audited computation of net capital and Company's unaudited December 31, 2017 Part IIA filing.

Unaudited December 31, 2017 net capital per December 31, 2017 Part IIA filing	$	11,755
Audit adjustments		--
Net capital	$	**11,755**

KEISER ANALYTICS, LLC

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES
EXCHANGE ACT OF 1934
DECEMBER 31, 2017
Schedule II**

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Keiser Analytics, LLC, in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c3-3 or its claim for exemption.

**INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS (EXEMPTION)**

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

as of December 31, 2017

**"EXEMPT UNDER 15c3-3(k)(2)(i)"
Schedule III**

Pursuant to rule 15c 3-3 relating to possession or control requirements, Keiser Analytics, LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2017 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

MICHAEL T. REMUS
Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Keiser Analytics, LLC

I have reviewed management's statements, included in the accompanying Exemption report, in which (1) Keiser Analytics, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Keiser Analytics, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(i), (the "exemption provisions") and (2) Keiser Analytics, LLC stated that Keiser Analytics, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Keiser Analytics, LLC management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Keiser Analytics, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 10, 2018

Keiser Analytics LLC

Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2017

Keiser Analytics LLC Exemption Report

Keiser Analytics LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R & 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R & 240. 17a-5(d) (1) and (4). To the best of its knowledge and belief for the year ended December 31, 2017, the Company states the following:

- The Company claimed an exemption from 17 C.F.R & 240.15c3-3 under the following provision of 17 C.F.R & 15c3-3(k)(2)(i)
- Management is responsible for compliance with the exemption provision. The Company met the requirements of the identified exemption provision throughout the most recent fiscal year without exception.

Keiser Analytics LLC

I, Richard G. Keiser, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Richard G Keiser
President / CCO